Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 1, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

Salesforce Signs Definitive Agreement to Acquire Slack | FAQs

On December 1, we signed a definitive agreement to acquire Slack, the most innovative enterprise communications platform, to create the operating system for the new way to work.

In this document:

Key Messages

FAQs

General

Tech & Product

Distribution / CSG

Partners

For more information or questions, please visit: Cloud: Selling Slack

Social Media Guidance

•	You may only retweet, like or share posts or tweets authored by the @Salesforce handles.

•	Do NOT post original content or additional commentary about this on social media or in any other forum.

•	Do NOT like, comment on, repost, retweet or share media reports, news or other third party commentary about the transaction.

•	Do NOT engage or respond on social media if there are questions or feedback from community members, partners or customers.

•	You can flag additional comments or questions to pr@salesforce.com.

Key Messages

•

Salesforce, the #1 CRM, is acquiring Slack, the most innovative enterprise communications platform, to create the operating system for the new way to work. The combination will enable companies to grow and succeed in the all-digital, work-from-anywhere world.

•

The events of this year have greatly accelerated the move by companies and governments to an all-digital world, where work happens wherever people are—whether they’re in the office, at home or somewhere in between.

•	Salesforce provides a single source of truth for customers, connecting customer data across systems, apps and devices to help companies sell, service, market and conduct commerce, from anywhere.

•

Slack brings all of a company’s people, data and tools together so teams can collaborate and get work done, from anywhere. Slack Connect extends the benefits of Slack to enable communication and collaboration between a company’s employees and all its external partners, from vendors to customers.

•

Together, we’ll give organizations a single source of truth for their business, and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

•

Slack serves leading organizations in every industry around the world, from the fastest growing startups to Fortune 500 companies, such as Starbucks, Target and TD Ameritrade, along with leading academic institutions, non-profits, and governments in more than 150 countries.

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•	Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry, creating the operating system for the new way to work.

•

Slack will be deeply integrated into every Salesforce Cloud. As the new interface for Salesforce Customer 360, Slack will transform how people communicate, collaborate and take action on customer information across Salesforce as well as information from all of their other business apps and systems to be more productive, make smarter, faster decisions and create connected customer experiences.

•

As we’ve done with past acquisitions, we’ll help expand Slack’s presence in the enterprise, not just among Salesforce customers, but any company undergoing digital transformation. Upon the close of the transaction, Slack will become an operating unit of Salesforce and will continue to be led by CEO Stewart Butterfield.

•	Connecting people and data across systems, apps and devices is one of the biggest challenges companies face in today’s all-digital world.

•

Slack’s open platform seamlessly integrates with more than 2,400 apps that people use to collaborate, communicate and get work done. With the largest enterprise app ecosystem, the Salesforce platform is the easiest way to build and deliver apps to connect with customers in a whole new way.

•	Together, we’ll have the most open ecosystem of apps and workflows for business and empower millions of developers to build the next generation of apps, with clicks not code.

•	There is close cultural alignment between our two companies. We both operate with a strong set of core values and a relentless focus on customer success.

•

We have tremendous confidence in our business model and our ability to deliver a whole new level of customer success with Slack. This is a historic shift and we will lead the way for our customers in this new all-digital, work-from-anywhere era.

•

The transaction is anticipated to close in the second quarter of Salesforce’s fiscal year 2022 (the quarter ending July 31, 2021), subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions.

FAQS

GENERAL

What is the news?

Salesforce, the #1 CRM, is acquiring Slack, the most innovative enterprise communications platform, to create the operating system for the new way to work. The combination will enable companies to grow and succeed in the all-digital, work-from-anywhere world.

Who is Slack?

Slack brings all of a company’s people, data and tools together so teams can collaborate and get work done, from anywhere. Slack Connect extends the benefits of Slack to enable communication and collaboration between a company’s employees and all its external partners, from vendors to customers.

How many employees does Slack have?

Slack has over 2,500 employees in 12 countries globally, with headquarters in San Francisco, California.

Why is Salesforce buying Slack?

The events of this year have greatly accelerated the move by companies and governments to an all-digital world, where work happens wherever people are—whether they’re in the office, at home or somewhere in between. They need to deliver connected experiences for their customers across every touchpoint and enable their employees to work seamlessly wherever they are.

Together, Salesforce and Slack will give companies a single source of truth for their business and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

When will the transaction close?

The transaction is anticipated to close in the second quarter of Salesforce’s fiscal year 2022 (the quarter ending July 31, 2021), subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions.

How much is Salesforce paying for Slack?

Please refer to our press release.

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How will this transaction benefit Salesforce employees?

Acquisitions like Slack are a core part of our strategy—they complement our organic innovation and bring smart new people to Salesforce. Slack has a world-class leadership team and talented employees.

Together, Salesforce and Slack will give companies a single source of truth for their business and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

There is also close cultural alignment between our two companies. We both operate with a strong set of core values and a relentless focus on customer success.

Will we merge their teams into ours?

Upon the close of the transaction, Slack will become an operating unit of Salesforce and will continue to be led by CEO Stewart Butterfield.

Will the Slack brand continue to exist?

For now, there will be no changes to the Slack brand.

Can we start using Slack?

As communicated on October 28, 2020, we had independently planned to enable the entire organization on Slack, and we will continue ahead with that roll-out. More information will be available soon.

Can I trade Salesforce stock or Slack stock between sign and close?

Salesforce employees should exercise extreme caution if trading in Slack or Salesforce securities, even during the open trading window. Any trading on material non-public information regarding Salesforce or Slack is prohibited under our insider trading policy. Please contact XX with any questions.

Any Salesforce employees to whom the transaction was disclosed prior to its public announcement and had access to material nonpublic information regarding Slack that has not yet been disclosed should continue to not trade in Slack or Salesforce securities, even during the open trading window. This group of people would include those with access to financial models, projections and similar information relating to Slack. Individuals who participated in limited aspects of the diligence of Slack or employees who were not in the disclosed group prior to the announcement of the transaction might not be restricted from trading. If you participated in the transaction and/or were disclosed on the transaction prior to its public announcement please contact XX with any questions.

Can I post on social media?

•	You may only retweet, like or share posts or tweets authored by the @Salesforce handles.

•	Do NOT post original content or additional commentary about this on social media or in any other forum.

•	Do NOT like, comment on, repost, retweet or share media reports, news or other third party commentary about the transaction.

•	Do NOT engage or respond on social media if there are questions or feedback from community members, partners or customers.

•	You can flag additional comments or questions to pr@salesforce.com.

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TECH & PRODUCT

Is the Salesforce product roadmap going to change?

Slack will be deeply integrated into every Salesforce Cloud. As the new interface for Salesforce Customer 360, Slack will transform how people communicate, collaborate and take action on customer information across Salesforce as well as information from all of their other business apps and systems to be more productive, make smarter, faster decisions and create connected customer experiences.

Will we continue to use Chatter and Salesforce Anywhere collaboration?

Yes, we will continue to use Chatter and Salesforce Anywhere for our current processes. As we build our integrations and move functionality from Chatter and Anywhere into Slack, we will start using Slack for more of our processes. Eventually, we believe that the Salesforce Anywhere, Chatter, and Slack products can be combined, to provide a single, world-class communication experience for the Customer 360.

What does this mean for Lightning Experience?

Lightning Experience will continue to be a critical layer of Customer 360, providing out of the box interfaces for apps like Sales, Service and Marketing; a component framework for building custom apps; and a design system to create new interfaces consistent with Lightning design principles.

What does this mean for our Employee Experience offering?

Slack’s integration with over 2,400 services and capabilities like Workflow Builder will allow us to build even more collaboration and productivity into Employee Experience apps built on Customer 360.

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DISTRIBUTION / CSG

What should I tell my customer about this?

Please refer to the key messages at the top of this document.

As an AE, what are my rules of engagement with Slack?

The deal has not closed, therefore it is imperative that we continue to operate as two separate companies. Please ensure you review the Rules of Engagement for important do’s and don’ts on engaging with Slack until this transaction closes. For any questions, please visit the Cloud:Selling Slack Chatter group.

Can I proactively contact my customer about this?

Yes. We have prepared a call script and email template with approved key messages if you’d like to reach out.

When can I sell Slack products?

For now, nothing is changing and you cannot sell Slack products. Slack sales teams will continue to sell Slack products. For now, please continue to focus on Q4. Further information about selling Slack products will be available after the transaction has closed, anticipated in the second quarter of Salesforce’s fiscal year 2022 (the quarter ending July 31, 2021), subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions.

Where can I go to learn more about Slack products?

Please visit www.Slack.com to learn more about Slack’s products. Visit Salesforce for Slack to learn more about existing integrations between Salesforce Sales, Service Cloud and Slack products. If you have questions, please post to Cloud: Selling Slack.

My customer is also a Slack customer. Should I engage with my customer differently now?

No. For now, nothing is changing. Customers should continue reaching out to their existing sales and Customer Success teams at Salesforce and Slack, separately.

How does this impact ongoing sales cycles with prospects?

Please continue to sell as you do today. We remain separate companies until the transaction closes and will honor existing contracts after that, so customers can proceed with confidence on planned purchases.

Can I start going on joint sales calls with Slack?

No. Slack and Salesforce will operate as two separate companies until the transaction closes. Nothing should change for now.

I am currently on a joint pursuit with Slack. Do I stop this process because of today’s announcement?

No. If you are in a joint pursuit, continue to work with your counterpart at Slack as you have in the past. It is business as usual.

My customer has already purchased a competitive product to Slack. Is this going to be a problem?

No. We are proud to have an open ecosystem that enables customers to choose the right product for their business needs.

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Should I position Slack ahead of other partners now?

No, it is business as usual. We are proud to have an open ecosystem that enables customers to choose the right product for their business needs.

One of my customers wants to talk to Slack. How do I get them to the right account executive?

Please direct them to www.Slack.com until the transaction closes. Stay tuned to the Cloud: Selling Slack Chatter page for upcoming announcements.

How large are the Slack sales and customer success teams and where are they located?

Slack has approximately 240 sellers based in AMER, EMEA, APAC and Japan. The Slack “CSG” is in AMER (~350), APAC (~35), EMEA (~95), and Japan (~30). Customers should continue to work with their Slack team just as they did prior to this announcement as we remain two separate companies until the transaction closes.

My customer is confused or worried about the acquisition. Who can I point them to?

If you encounter these situations, please raise them to your manager or sales leaders.

My customer is asking if their account team / customer success team / support team will change?

No. It is business as usual. Customers should continue reaching out separately to their Slack and Salesforce sales, customer success, and support teams.

My customer is a customer of both Salesforce and Slack. Who should they call for support?

Customers should continue reaching out separately to their existing support teams at Salesforce for Salesforce support and to Slack for Slack support.

Can my customer buy Salesforce products from Slack now?

Salesforce products are not available for purchase from Slack.

Can my customer buy Slack products from Salesforce now?

There are no changes to how Slack products are purchased, you can continue to purchase products as you do normally.

My customer is asking if they can consolidate agreements with Slack and Salesforce?

No, not at this time.

I have a sales-related question not addressed in this FAQ. Who do I contact?

For any questions not already answered in this document, please post to the Cloud: Selling Slack chatter group.

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PARTNERS

What should I tell my partner about this?

Please refer to the key messages at the top of this document. Note that the acquisition has not closed so expect business as usual until then. Any interest in Slack and its partner program should be directed to Slack via their website.

What are the key facts about Slack’s partner ecosystem?

Slack’s partner ecosystem includes strategic technology partners, SIs and a limited number of resellers. Slack’s tech partners are responsible for over 2,400 apps on its App Directory to drive its platform adoption and customer engagement. Slack launched its SI partner program less than a year ago and has a growing number of SIs to lead Enterprise deployment and provide services such as change management and business process optimization. Lastly, a limited number of resellers help Slack provide geographic coverage in certain markets.

What does this mean for our ecosystem of partners?

Salesforce will continue to go to market with our vibrant ecosystem of partners who provide value-added services and solutions around enterprise communications. Our customers have the ability to choose the solution and additional services and support that works best for them. Slack’s partner program and App Directory will remain separate from the Salesforce Consulting Partner Program and AppExchange as we look for opportunities to harmonize following closing of the transaction.

If I am a Salesforce consulting partner interested in Slack, what do I do?

For now, Salesforce partners interested in Slack should contact Slack directly via their website. Slack collaborates with technology partners to extend innovative solutions and apps and goes to market with SIs in a co-sell and implementation capacity. Partner enablement is available to Slack partners via its partner program. Following the closing of the transaction, we will look for opportunities to integrate our partner programs.

Does Slack have a reseller program?

Slack goes to market with a limited number of resellers. To learn more, visit their website.

What does this mean for our strategic partners / investments?

Our strategic partners are also often customers, technology partners, and / or public cloud partners. We will continue to partner with them to deliver industry-leading solutions and run on their public clouds to deliver global customer success.

If I am a Slack partner and interested in Salesforce, what do I do?

Any Slack partner that is not already a Salesforce partner is encouraged to learn more about the Salesforce Consulting Partner Program, please visit https://partners.salesforce.com. For now, Slack’s partner program and App Directory will remain separate from the Salesforce Consulting Partner Program and AppExchange as we look for opportunities to harmonize following closing of the transaction.

If I am interested in getting trained on Slack, where do I go?

Partner enablement content and training is available to Slack partners via their website. In addition, learn more about Slack’s Admin and Developer Certifications here.

As a member of the Salesforce partner team, what are my rules of engagement with Slack?

Since the deal has not yet closed, please continue to operate as you do today. For now, Slack’s partner program and App Directory will remain separate from the Salesforce Consulting Partner Program and AppExchange as we look for opportunities to harmonize following closing of the transaction. Direct Salesforce partners that are interested in learning more about Slack and its partner program to the Slack website. Slack has an alliances team that engages its Strategic ISV on app coverage/adoption and SIs on sourced, co-sell and resold ACV. This team will continue to operate as they do today with its Slack partners.

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Can I proactively call a partner I manage about Slack?

If your partner is interested in learning more about our Slack acquisition, please direct them to the press release or partner community post for publicly available information. For now, Slack’s partner program and App Directory will remain separate from the Salesforce Consulting Partner Program and AppExchange as we internally define our integration roadmap for after the closing. Salesforce partners interested in Slack should contact Slack directly via their website.

Can Salesforce resellers sell Slack SKUs?

No. Salesforce resellers cannot currently sell Slack SKUs. It’s business as usual until the acquisition closes.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most

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recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020,

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which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

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Email from Salesforce CEO to All Salesforce

From: Salesforce CEO

To: All Salesforce Employees

Subject line: A big day for Salesforce

Hi <<XX>>,

Today is a big day for Salesforce. We announced another record quarter and signed a definitive agreement to acquire Slack, the most innovative enterprise communications platform.

Q3 was a phenomenal quarter, and now we’re raising our FY21 guidance to $21.11 billion at the high end and initiating FY22 guidance at $25.5 billion. No other major enterprise software company is growing at this rate.

We’re rapidly moving to an all-digital world, where work happens wherever people are. Our results are being driven by the success of our customers and the relevance of our Customer 360 Platform in this new normal.

Companies like Prudential, Accenture, NBC Universal, Telefonica and Zoom, along with governments like the State of California, chose Salesforce in the quarter to help them succeed and grow.

I couldn’t be more excited about our agreement to acquire Slack. Stewart Butterfield and his team have built one of the most beloved platforms in enterprise software history, with an incredible ecosystem around it. Salesforce and Slack are also neighbors in San Francisco—we can wave to each from our offices.

This is a match made in heaven. Together, we’ll shape the future of enterprise software and transform the way everyone works in the all-digital, work-from-anywhere world.

Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry—creating the operating system for the new way to work. Together, we’ll give companies a single source of truth for their business, and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

We look forward to welcoming the Slack team to the Salesforce Ohana once the transaction closes, which is expected to occur in the second quarter of FY22.

You can find more information about the Slack news in our press release and employee FAQ.

I also want you to know that our Chief Financial Officer, Mark Hawkins, has decided to retire. He’ll remain our CFO through the end of our fiscal year, which ends January 31.

At that point, Amy Weaver, currently our president and Chief Legal Officer, will become our president and CFO. Mark will remain with us as an advisor through October 2021, giving us plenty of time to ensure a smooth transition.

I want to thank Mark for his important role in our success over the past six years. I’m forever grateful for his leadership and friendship. I’m equally grateful that we have such a strong leader in Amy to turn to as our next CFO. She has played an integral role in the operations of our company as we’ve scaled, and I couldn’t be more thrilled to have her as our next CFO.

Finally, I want to invite you to tune in at 9:40 a.m. PT tomorrow for our first-ever virtual Dreamforce keynote — to hear more about Slack and watch as we celebrate our customers’ success and unveil even more new innovations across Customer 360.

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Bret Taylor and I are going to be there live—with every COVID safety protocol followed—joined virtually by special guests from the State of Rhode Island, AT&T, and Bentley Motors to discuss their learnings in managing their organizations through this period. We’ll also be joined by Slack CEO Stewart Butterfield to talk about today’s news.

Thank you for all of your incredible contributions!

With gratitude,

Marc

NOTE: You may retweet, like or share posts or tweets authored by the @Salesforce handles. However, please refrain from posting original content or commentary about this on social media — that includes liking, commenting on, reposting, retweeting, or sharing media reports or news about the transaction. This is important. Communication from Salesforce and our employees about the transaction is regulated by securities laws. As a result, it must be pre-approved by the Salesforce legal team and may need to be publicly filed.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans,

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forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

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All Salesforce Chatter Post

From: Salesforce CEO

To: All Salesforce Employees

Subject line: A big day for Salesforce

Hi <<XX>>,

Today is a big day for Salesforce. We announced another record quarter and signed a definitive agreement to acquire Slack, the most innovative enterprise communications platform.

Q3 was a phenomenal quarter, and now we’re raising our FY21 guidance to $21.11 billion at the high end and initiating FY22 guidance at $25.5 billion. No other major enterprise software company is growing at this rate.

We’re rapidly moving to an all-digital world, where work happens wherever people are. Our results are being driven by the success of our customers and the relevance of our Customer 360 Platform in this new normal.

Companies like Prudential, Accenture, NBC Universal, Telefonica and Zoom, along with governments like the State of California, chose Salesforce in the quarter to help them succeed and grow.

I couldn’t be more excited about our agreement to acquire Slack. Stewart Butterfield and his team have built one of the most beloved platforms in enterprise software history, with an incredible ecosystem around it. Salesforce and Slack are also neighbors in San Francisco—we can wave to each from our offices.

This is a match made in heaven. Together, we’ll shape the future of enterprise software and transform the way everyone works in the all-digital, work-from-anywhere world.

Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry—creating the operating system for the new way to work. Together, we’ll give companies a single source of truth for their business, and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

We look forward to welcoming the Slack team to the Salesforce Ohana once the transaction closes, which is expected to occur in the second quarter of FY22.

You can find more information about the Slack news in our press release and employee FAQ.

I also want you to know that our Chief Financial Officer, Mark Hawkins, has decided to retire. He’ll remain our CFO through the end of our fiscal year, which ends January 31.

At that point, Amy Weaver, currently our president and Chief Legal Officer, will become our president and CFO. Mark will remain with us as an advisor through October 2021, giving us plenty of time to ensure a smooth transition.

I want to thank Mark for his important role in our success over the past six years. I’m forever grateful for his leadership and friendship. I’m equally grateful that we have such a strong leader in Amy to turn to as our next CFO. She has played an integral role in the operations of our company as we’ve scaled, and I couldn’t be more thrilled to have her as our next CFO.

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Finally, I want to invite you to tune in at 9:40 a.m. PT tomorrow for our first-ever virtual Dreamforce keynote — to hear more about Slack and watch as we celebrate our customers’ success and unveil even more new innovations across Customer 360.

Bret Taylor and I are going to be there live—with every COVID safety protocol followed—joined virtually by special guests from the State of Rhode Island, AT&T, and Bentley Motors to discuss their learnings in managing their organizations through this period. We’ll also be joined by Slack CEO Stewart Butterfield to talk about today’s news.

Thank you for all of your incredible contributions!

With gratitude,

Marc

NOTE: You may retweet, like or share posts or tweets authored by the @Salesforce handles. However, please refrain from posting original content or commentary about this on social media — that includes liking, commenting on, reposting, retweeting, or sharing media reports or news about the transaction. This is important. Communication from Salesforce and our employees about the transaction is regulated by securities laws. As a result, it must be pre-approved by the Salesforce legal team and may need to be publicly filed.

Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

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Breaking News Chatter Post / Salesforce Slack Channel

As you may have seen from Marc’s note, we have signed a definitive agreement to acquire Slack, the most innovative enterprise communications platform. The combination will enable companies to grow and succeed in the all-digital, work-from-anywhere world.

Slack serves leading organizations in every industry around the world, from the fastest growing startups to Fortune 500 companies, such as Starbucks, Target and TD Ameritrade, along with leading academic institutions, non-profits, and governments in more than 150 countries.

Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry, creating the operating system for the new way to work.

The transaction is anticipated to close in the second quarter of Salesforce’s fiscal year 2022 (the quarter ending July 31, 2021), subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions.

For more information, check out our press release and the FAQs.

Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

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Message from Salesforce CEO to Slack CEO for All Slack Employees

From: Salesforce CEO

To: Slack CEO

Posted to: All Slack Employees, via Slack

Stewart—Congratulations to you and the entire Slack team! This is a monumental day for our companies, our customers and the industry.

Will you please pass this note along to your team?

—Marc

Slack team—

We’re thrilled by the opportunity to bring Salesforce together with Slack. Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry — creating the operating system for the new way to work, a single source of truth for a company’s customers and employees, and a unified platform for connecting everyone inside and outside of a company with each other and the apps they use every day, all within their existing workflows.

I hope you’ll tune into tomorrow at 9:30am PT, when Stewart will be joining our virtual Dreamforce keynote, alongside Salesforce President & COO Bret Taylor and I. We’ll also be joined by special guests to celebrate our customers’ success and unveil new innovations across Customer 360.

And on December 4, Bret will join Stewart for a fireside chat to share more about our vision for the future. Bret joined Salesforce in 2016 via the acquisition of Quip, which he co-founded. Prior to Quip, Bret served as Chief Technology Officer of Facebook, where he was credited with the invention of the “like” button. Bret started his career at Google, where he co-created Google Maps. Please join us: https://www.salesforce.com/dreamforce/

I want to thank each and every one of you for your contributions to this phenomenal company. I’m inspired by what you’ve built and we’re excited to welcome the Slack team to the Salesforce Ohana once the transaction closes.

With gratitude,

Marc

Important: https://investor.salesforce.com/about/SEC-Legend/

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Distribution Org Chatter Post

To: All Sales Chatter Group

Salesforce has signed a definitive agreement to acquire Slack

We are delighted to share that today, Salesforce signed a definitive agreement to acquire Slack, the most innovative enterprise communications platform. Slack serves leading organizations in every industry around the world, from the fastest growing startups to Fortune 500 companies, such as Starbucks, Target and TD Ameritrade, along with leading academic institutions, non-profits, and governments in more than 150 countries.

What this means for our customers

A close cultural alignment exists between our two companies. We both operate with a strong set of core values and a relentless focus on customer success. Once the companies are combined, Slack will be deeply integrated into every Salesforce Cloud. As the new interface for Salesforce Customer 360, Slack will transform how people communicate, collaborate and take action on customer information across Salesforce as well as information from all of their other business apps and systems to be more productive, make smarter, faster decisions and create connected customer experiences. Please refer to the call script and email template with approved key messages to share with your customers, if you’d like to reach out.

What happens now:

•	Please note, this transaction has not yet closed. We anticipate it will close in Q2 FY 2022, subject to Slack stockholder approval, regulatory approvals and other customary closing conditions.

•

It is imperative to remember that until this transaction closes we must continue to operate as two separate companies, and during this period there can be no joint selling between Salesforce and Slack. When in doubt please refer to the FAQs and Rules of Engagement. If your question is not addressed, please post to Cloud: Selling Slack.

•	Post close, Slack will become an operating unit of Salesforce and will continue to be led by CEO Stewart Butterfield.

•

As we’ve done with MuleSoft and Tableau, we’ll help expand Slack’s growth in the enterprise. Integration planning will begin shortly and we will share further details as the transaction close approaches.

Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

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Alliances and Channels Org Chatter Post

Salesforce has signed a definitive agreement to acquire Slack

We are delighted to share that today, Salesforce signed a definitive agreement to acquire Slack, the most innovative enterprise communications platform. Slack brings all of a company’s people, data and tools together so teams can collaborate and get work done, from anywhere. Slack Connect extends the benefits of Slack to enable communication and collaboration between a company’s employees and all its external partners, from vendors to customers.

What this means for our partners:

It is imperative to remember that until this transaction closes we must continue to operate as two separate companies. Slack’s partner program and App Directory will remain separate from the Salesforce Consulting Partner Program and AppExchange as we define the integration roadmap for after the closing.

What happens now:

•	Please note, this transaction has not yet closed. We anticipate it will close in Q2 FY 2022, subject to Slack stockholder approval, regulatory approvals and other customary closing conditions.

•	Please refer to the press release and the FAQs. If your question is not addressed, please post to Cloud: Selling Slack.

Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

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Marketing Org Chatter Post

To: All Marketing Chatter Group

We are delighted to share that today, Salesforce signed a definitive agreement to acquire Slack, the most innovative enterprise communications platform. Slack brings all of a company’s people, data and tools together so teams can collaborate and get work done, from anywhere. Slack Connect extends the benefits of Slack to enable communication and collaboration between a company’s employees and all its external partners, from vendors to customers.

Once the companies are combined, Slack will be deeply integrated into every Salesforce Cloud. As the new interface for Salesforce Customer 360, Slack will transform how people communicate, collaborate and take action on customer information across Salesforce as well as information from all of their other business apps and systems to be more productive, make smarter, faster decisions and create connected customer experiences. Together, we will enable companies to grow and succeed in the all-digital, work-from-anywhere world.

Until the deal is closed, we will continue to operate and market as two separate companies. The transaction is anticipated to close in Q2 FY22, subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions.

For more information, please refer to the press release and the FAQs.

Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

T&P Chatter Post

As you’ve seen from Marc’s post, we are delighted that Slack will join the Salesforce Ohana. Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry, creating the operating system for the new way to work. Together, we’ll give customers a unified platform for connecting employees, customers and partners with each other and the apps they use every day.

Slack’s Product, Design and Engineering (“PDE”) team of 1,250 employees is led by Tamar Yehoshua, CPO, and Cal Henderson, CTO. Tamar, Cal and their teams bring a wealth of experience in both the consumer and enterprise space and deep expertise in building products that grow virally from small teams to departments to entire company rollouts.

Once the companies are combined, Slack will be deeply integrated into every Salesforce Cloud. As the new interface for Salesforce Customer 360, Slack will transform how people communicate, collaborate and take action on customer information across Salesforce as well as information from all of their other business apps and systems to be more productive, make smarter, faster decisions and create connected customer experiences.

Integration planning will get started over the next month and we plan to close the acquisition in Q2 FY22. More will be communicated as we approach close. If you have questions, please refer to the FAQ.

Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

20/44

ES Org Chatter Post

ES Team,

I am excited to share that Salesforce has signed a definitive agreement to acquire Slack, the world’s most innovative enterprise communication platform.

Slack brings all of a company’s people, data and tools together so teams can collaborate and get work done, from anywhere. Slack Connect extends the benefits of Slack to enable communication and collaboration between a company’s employees and all its external partners, from vendors to customers.

Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry, creating the operating system for the new way to work. Together, we’ll give organizations a single source of truth for their business, and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

Slack has more than 2,500 employees across 12 countries and is headquartered in San Francisco with a global presence in EMEA (~230), APAC (~115) and Japan (~80). Slack has close cultural alignment with Salesforce and we look forward to welcoming them into Salesforce once the transaction closes.

Big thank you to the to the ES diligence team for all of their hard work and partnership on pre-sign activities whilst balancing other priorities.

We look forward to sharing additional details with you soon in our ES Briefing targeted for Monday December 7—watch out for an invite shortly. If you want to make sure you are added to the invite for our briefing call, please contact XX. In the meantime, you can find more information about the Slack news in our press release and employee FAQ.

Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

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Earnings Release Excerpts

•

Initiates FY22 Revenue Guidance of Approximately $25.45 Billion to $25.55 Billion, up Approximately 21% Year-Over-Year which includes Approximately $600 Million related to the acquisition of Slack Technologies, Inc.

Full Year FY22 revenue guidance includes contributions from Slack Technologies, Inc. of approximately $600 million, net of purchase accounting, and assumes a closing date in late Q2 and Acumen Solutions, Inc. of approximately $150 million, net of purchase accounting, and assumes a closing date within Q2.

“Safe harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements about the Company’s financial and operating results, which may include expected GAAP and non-GAAP financial and other operating and non-operating results, including revenue, net income, earnings per share, operating cash flow growth, operating margin improvement, expected revenue growth, expected current remaining performance obligation growth, expected tax rates, stock-based compensation expenses, amortization of purchased intangibles, shares outstanding, market growth, environmental, social and governance goals, expected capital allocation, including mergers and acquisitions (such as the proposed acquisition of Slack Technologies, Inc.), capital expenditures and other investments, expectations regarding closing contemplated acquisitions and contributions from acquired companies. The achievement or success of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements it makes. The risks and uncertainties referred to above include — but are not limited to — risks associated with our ability to consummate the proposed Slack Technologies, Inc. transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction; our ability to secure regulatory approvals on the terms expected, in a timely manner or at all; our ability to successfully integrate Slack Technologies, Inc.’s operations; our ability to implement its plans, forecasts and other expectations with respect to Slack Technologies, Inc.’s business after the completion of the transaction and realize expected synergies; our ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the impact of Slack Technologies, Inc.’s business model on our ability to forecast revenue results; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of our common stock or on our operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement of the merger on the ability of Salesforce or Slack Technologies, Inc. to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we or Slack Technologies, Inc. do business, or on our or Slack Technologies, Inc.’s operating results and business generally;

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Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

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Legend

The following is text of the website that is being maintained at https://investor.salesforce.com/about/SEC-Legend/default.aspx in connection with the acquisition of Slack Technologies, Inc. by salesforce.com, inc.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

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No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding

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the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

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Partner Community Post

Salesforce, the #1 CRM, is acquiring Slack, the most innovative enterprise communications platform, to create the operating system for the new way to work. The combination will enable companies to grow and succeed in the all-digital, work-from-anywhere world.

Slack brings all of a company’s people, data and tools together so teams can collaborate and get work done, from anywhere. Slack Connect extends the benefits of Slack to enable communication and collaboration between a company’s employees and all its external partners, from vendors to customers.

Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry, creating the operating system for the new way to work. Together, we’ll give organizations a single source of truth for their business, and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

We look forward to officially welcoming Slack to our Ohana when the transaction closes!

FAQs:

What does this mean for our ecosystem of partners?

Salesforce will continue to go to market with our vibrant ecosystem of partners who provide value-added services and solutions around enterprise communications. Our customers have the ability to choose the solution and additional services and support that works best for them. For now, nothing changes. Slack’s partner program and App Directory will remain separate from the Salesforce Consulting Partner Program and AppExchange as we look for opportunities to harmonize following closing of the transaction.

If I am a Salesforce consulting partner interested in Slack, what do I do?

For now, Salesforce partners interested in Slack should contact Slack directly via their website. Slack collaborates with technology partners to extend innovative solutions and apps and goes to market with SIs in a co-sell and implementation capacity. Partner enablement is available to Slack partners via its partner program. Following closing of the transaction, we will look for opportunities to integrate our partner programs.

Does Slack have a reseller program?

Slack goes to market with a limited number of resellers. To learn more, visit their website.

Can Salesforce resellers sell Slack SKUs?

No. Salesforce resellers cannot currently sell Slack SKUs. It’s business as usual until the acquisition closes.

What does this mean for our strategic partners / investments (e.g. Microsoft, Google, etc.)?

Slack collaborates with a number strategic partners including Google, AWS and Atlassian.

If I am a Slack partner and interested in Salesforce, what do I do?

Any Slack partner that is not already a Salesforce partner is encouraged to learn more about the Salesforce Consulting Partner Program, please visit https://partners.salesforce.com. For now, Slack’s partner program and App Directory will remain separate from the Salesforce Consulting Partner Program and AppExchange as we look for opportunities to harmonize following closing of the transaction.

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If I am interested in getting trained on Slack, where do I go?

Partner enablement content and training is available to Slack partners via their website. In addition, learn more about Slack’s Admin and Developer Certifications here.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

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No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

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Web Updates

SSOT

Imagery for Jumbotron with CTA that drives to the press release

Login Promo with CTA that drives to the press release

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Imagery for Social Posts

Wheel Update

Aloha Page Banner

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Marc All Salesforce Email header image

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Social Posts

Twitter: We’re thrilled to be acquiring Slack! Combining @SlackHQ with #Customer360 will be transformative, creating the operating system for the new way to work. Together, we’ll enable companies to succeed in the all-digital, work-from-anywhere world. Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

LinkedIn: We are thrilled to be acquiring Slack! Combining Slack with Customer 360 will be transformative for our customers and the industry, creating the operating system for the new way to work. Together, we’ll enable companies to grow and succeed in the all-digital, work-from-anywhere world. [LINK TO RELEASE]. Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

Facebook: We are thrilled to be acquiring Slack! Combining Slack with #Customer360 will be transformative for our customers and the industry, creating the operating system for the new way to work. Together, we’ll enable companies to grow and succeed in the all-digital, work-from-anywhere world. [LINK TO RELEASE]. Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

Instagram: We are thrilled to be acquiring @SlackHQ! Combining Slack with #Customer360 will be transformative for our customers and the industry, creating the operating system for the new way to work. Together, we’ll enable companies to grow and succeed in the all-digital, work-from-anywhere world. [LINK TO RELEASE]. Important: https://investor.salesforce.com/about/SEC-Legend/default.aspx

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Industry Analyst Email

Email to Analyst Database:

Subject: Salesforce Announces Third Quarter Fiscal 2021 Results, Signs Definitive Agreements to Acquire Slack and Acumen Solutions

Dear <first>,

This afternoon Salesforce announced results for its third quarter fiscal 2021 which ended October 31, 2020. Total third quarter revenue was $5.42 billion, an increase of 20% year-over-year, and 19% in constant currency. Subscription and support revenues for the quarter were $5.09 billion, an increase of 20% year-over-year. Professional services and other revenues for the quarter were $0.33 billion an increase of 22% year-over-year. For additional details please refer to our official company press release.

We also want to share the exciting news that Salesforce has signed a definitive agreement to acquire Slack, the most innovative enterprise communications platform. The transaction is anticipated to close in the second quarter of Salesforce’s fiscal year 2022, ending July 31, 2021, subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions. Learn more here.

Salesforce also announced that a definitive agreement was signed to acquire Acumen Solutions, a leading professional services firm with deep Salesforce knowledge and deep industry expertise across public sector, manufacturing, financial services and more. This transaction is anticipated to close in the first quarter of Salesforce’s fiscal year 2022, ending April 30, 2021, subject to customary closing conditions. Learn more here.

We invite you to tune into tomorrow’s virtual Dreamforce keynote at 9:40am PT, to hear more from CEO and Chair Marc Benioff, COO Bret Taylor, and special guests.

If you have any questions, or wish to be removed from such quarterly updates, please contact our team at analystrelations@salesforce.com.

Cheers,

Salesforce Market Strategy

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is

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uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack.

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INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

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Press Email

Today, Salesforce announced it is acquiring Slack Technologies, the most innovative enterprise communications platform, in a cash and stock transaction representing an enterprise value of approximately $27.7 billion based on the closing price of Salesforce’s common stock on November 30, 2020.

Salesforce and Slack also announced Q3 2021 earnings results.

Acquisition Release | Salesforce Earnings | Slack Earnings

Acquisition Highlights

•

Salesforce, the #1 CRM, is acquiring Slack, the most innovative enterprise communications platform, to create the operating system for the new way to work. The combination will enable companies to grow and succeed in the all-digital, work-from-anywhere world.

•

Together, Salesforce and Slack will give organizations a single source of truth for their business, and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows.

•

Slack will be deeply integrated into every Salesforce Cloud. As the new interface for Salesforce Customer 360, Slack will transform how people communicate, collaborate and take action on customer information across Salesforce as well as information from all of their other business apps and systems to be more productive, make smarter, faster decisions and create connected customer experiences.

•

As it’s done with past acquisitions, Salesforce will help expand Slack’s presence in the enterprise, not just among Salesforce customers, but any company undergoing digital transformation. Upon the close of the transaction, Slack will become an operating unit of Salesforce and will continue to be led by CEO Stewart Butterfield.

Salesforce Q3 2021 Highlights

•	Salesforce’s results reflect the strength of its business and demand from customers worldwide:

•	Q3 revenue of $5.42 Billion, up 20% YoY (19% in constant currency)

•	Consistently strong performance globally: 17% growth in the Americas, 20% in APAC and 26% in EMEA in constant currency

•	The company continues to have strong growth across its portfolio of industry-leading products:

•	Sales grew 12%

•	Service grew 21%

•	Platform and Other grew 24% (includes Tableau and MuleSoft)

•	Marketing and Commerce grew 25%

•

Salesforce is well positioned for long-term growth and the future—raising FY21 Revenue Guidance to approximately $21.10B to $21.11B, up approximately 23% YoY and initiating FY22 Revenue Guidance of approximately $25.45B to $25.55B, up approximately 21% YoY (incl. Slack)

Slack Q3 2021 Highlights

•	Slack delivered an incredible quarter that underscores momentum across the business.

•	Slack continued to execute and demonstrate the fundamentals of the business are strong, while highlighting the long-term importance of the category.

•	Paid Customers: Added 12,000 net new Paid Customers, up 140% year-over-year; matched record Q1 again

•	Over 142,000 Paid Customers, up 35% year-over-year

•	Total revenue: $234.5 million up 39% year-over-year

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•	123% net dollar retention rate

•	1,080 Paid Customers with greater than $100,000 in annual recurring revenue, up 32% year-over-year.

Slack Connect:

•	Powerful network-effect of Slack Connect continued to drive viral growth with over 64,000 customers now using Slack Connect, up from 52,000 last quarter.

•	Over 520,000 connected endpoints on Slack Connect, up 240% year-over-year

About Salesforce:

•	Salesforce is the #1 CRM, bringing companies and customers together in the digital age.

•

Founded in 1999, Salesforce enables companies of every size and industry to take advantage of powerful technologies—cloud, mobile, social, blockchain, voice, and artificial intelligence—to connect to their customers in a whole new way.

•	Today, Salesforce is a Fortune 500 company with more than 54,000 employees across the globe. Salesforce is the largest private employer in San Francisco.

•

Salesforce Customer 360 is our vision for how we help customers with their digital transformations. It’s an integrated CRM platform that unites marketing, sales, commerce, service and more to give companies a single source of truth about their customers. If you are a customer of Adidas, Marriott, Nationwide or L’Oreal, you are using Salesforce to engage with those companies.

About Slack:

Slack has transformed business communication. It’s the leading channel-based messaging platform, used by millions to align their teams, unify their systems, and drive their businesses forward. Only Slack offers a secure, enterprise-grade environment that can scale with the largest companies in the world. It is a new layer of the business technology stack where people can work together more effectively, connect all their other software tools and services, and find the information they need to do their best work. Slack is where work happens.

- ## -

Slack and the Slack logo are trademarks of Slack Technologies, Inc. or its subsidiaries in the U.S. and/or other countries. Other names and brands may be claimed as the property of others.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating

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results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1,

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2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

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Salesforce Website Post about CEO Interview with Jim Cramer on CNBC’S Mad Money

Salesforce Chair and CEO Marc Benioff joined Jim Cramer on CNBC’s “Mad Money” following Tuesday’s release of Q3 Fiscal Year 2021 results. The two discussed Salesforce’s strong quarter, the company’s signing of a definitive agreement to acquire Slack Technologies, today’s work-from-anywhere environment, and more.

“Customers are rearchitecting how they are working,” Benioff said. “They’re building a 360-degree view of their customers, they have the ability to work from anywhere, and to connect to their customers from anywhere. Now, there is this incredible window into a collaborative interface for all of our services and the whole set of enterprise services of Slack. There’s never been a more important point in our history at Salesforce.”

Salesforce announced Q3 FY21 revenue of $5.42 billion, up 20% year-over-year (19% in constant currency), and raised its revenue guidance. Salesforce trades on the New York Stock Exchange under the ticker symbol CRM.

For more on the earnings report, read the press release. Highlights from the Mad Money video interview are available here.

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Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom

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Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF

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AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

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